May 2022
Free Writing Prospectus
Registration Statement No. 333-253385
Dated May 11, 2022
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Auto-Callable Trigger PLUS Based on the S&P 500® Index due June 5, 2024

Trigger Performance Leveraged Upside Securities℠

Principal at Risk Securities

The Auto-Callable Trigger PLUS offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity. The Auto-Callable Trigger PLUS have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. All references to "Reference Asset" in the prospectus supplement and the Equity Index Underlying Supplement shall refer to the "underlying index" herein. If the closing level of the underlying index is greater than or equal to the initial index level on the determination date, the Auto-Callable Trigger PLUS will be automatically redeemed for an amount per Auto-Callable Trigger PLUS equal to $11.00, and no further payments will be made on the Auto-Callable Trigger PLUS. If the Auto-Callable Trigger PLUS have not been previously redeemed and the final index level of the underlying index is greater than or equal to the initial index level, at maturity, the investors will receive the stated principal amount of their investment plus a payment reflecting leveraged upside performance of the underlying index. However, at maturity, if the level of the underlying index does not change or has depreciated, and (i) if the level of the underlying index is greater than or equal to the specified trigger level, investors will receive the stated principal amount of their investment, or (ii) if the level of the underlying index is less than the specified trigger level, the investor will lose 1% for every 1% decline in the underlying index from the pricing date to the valuation date. The Auto-Callable Trigger PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income in exchange for the leverage feature, which applies to the positive performance of the underlying index, and the limited protection against loss but only if the final index level is not less than the trigger level. **Investors may lose up to 100% of the stated principal amount of the Auto-Callable Trigger PLUS. All payments on the Auto-Callable Trigger PLUS are subject to the credit risk of HSBC.**

INDICATIVE TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date*:	June 5, 2024, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement
Underlying index:	The S&P 500® Index (Bloomberg symbol: SPX)
Aggregate principal amount:	$
Early redemption:	If, on the determination date, the determination closing level of the underlying index is greater than or equal to the initial index level, the Auto-Callable Trigger PLUS will be automatically redeemed for an early redemption payment on the third business day following the determination date. No further payments will be made on the Auto-Callable Trigger PLUS once they have been redeemed. The Auto-Callable Trigger PLUS will not be redeemed if the determination closing level of the underlying index on the determination date is below its initial index level.
Early redemption payment:	The early redemption payment will be an amount equal to $11.25 per Auto-Callable Trigger PLUS.
Determination closing level:	The official closing level on the determination date, as determined by the calculation agent.
Determination date*:	June 7, 2023, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.

Payment at maturity:	• If the final index level is *greater than* the initial index level:
	    $10 + the leveraged upside payment
	• If the final index level is less than or equal to the initial index level but greater than or equal to the trigger level:
	    $10
	• If the final index level is *less than* the trigger level:
	    $10 x the index performance factor
	    This amount will be less than the stated principal amount of $10 and will result in a loss of at least 25%, and possibly all, of your investment. All payments on the Auto-Callable Trigger PLUS are subject to the credit risk of HSBC.

Leveraged upside payment:	$10 x leverage factor x index percent change
Leverage factor:	125%
Index percent change:	(final index level – initial index level) / initial index level
Initial index level:	The official closing level of the underlying index on the pricing date.
Final index level:	The official closing level of the underlying index on the valuation date.
Trigger level:	75% of the initial index level
Valuation date*:	May 31, 2024, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement
Index performance factor:	final index level / initial index level
Stated principal amount:	$10 per Auto-Callable Trigger PLUS
Issue price:	$10 per Auto-Callable Trigger PLUS
Pricing date*:	On or about May 31, 2022
Original issue date*:	On or about June 3, 2022 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the Auto-Callable Trigger PLUS is expected to be less than the price you pay to purchase the Auto-Callable Trigger PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Auto-Callable Trigger PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the Auto-Callable Trigger PLUS, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ from the market value of the Auto-Callable Trigger PLUS in the secondary market, if any."
CUSIP:	40390L370
ISIN:	US40390L3704
Listing:	The Auto-Callable Trigger PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and issue price:	Price to public	Fees and commissions	Proceeds to issuer
Per Auto-Callable Trigger PLUS	$10.00	$0.20[1] $0.05[2]	$9.75
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.25 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.20 for each Auto-Callable Trigger PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."

(2) Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Auto-Callable Trigger PLUS.

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Auto-Callable Trigger PLUS.

The estimated initial value of the Auto-Callable Trigger PLUS on the pricing date is expected to be between $9.10 and $9.70 per Auto-Callable Trigger PLUS, which will be less than the price to public. The market value of the Auto-Callable Trigger PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 6 of this document for additional information.

An investment in the Auto-Callable Trigger PLUS involves certain risks. See "Risk Factors" beginning on page 6 of this free writing prospectus, page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the Auto-Callable Trigger PLUS, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

The prospectus supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

The prospectus at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

The Auto-Callable Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

HSBC

Auto-Callable Trigger PLUS Based on the S&P 500® Index due June 5, 2024
Trigger Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

Investment Summary

Auto-Callable Trigger Performance Leveraged Upside Securities
Principal at Risk Securities

The Auto-Callable Trigger PLUS Based on the S&P 500® Index due June 5, 2024 (the "Auto-Callable Trigger PLUS") can be used:

- As an alternative to direct exposure to the underlying index that enhances returns for the positive performance of the underlying index, if not redeemed before the maturity date

- To enhance positive returns and potentially outperform the underlying index in a moderately bullish scenario

- To achieve similar levels of upside exposure to the underlying index as a direct investment while using fewer dollars by taking advantage of the leverage factor, if not redeemed before the maturity date

- To provide limited protection against a loss of principal in the event of a decline of the underlying index as of the valuation date, but only if the final index level is greater than or equal to the trigger level. All payments on the Auto-Callable Trigger PLUS are subject to the credit risk of HSBC.

Underlying index:	S&P 500® Index
Maturity:	Approximately 24 months
Early redemption payment:	$11.25 per Auto-Callable Trigger PLUS
Leverage factor:	125% (applicable only if the Auto-Callable Trigger PLUS are not redeemed prior to maturity and the final index level is greater than the initial index level)
Trigger level:	75% of the initial index level
Minimum payment at maturity:	None. You may lose your entire initial investment in the Auto-Callable Trigger PLUS.
Coupon:	None

Key Investment Rationale

The Auto-Callable Trigger PLUS may be redeemed prior to maturity if the determination closing level of the underlying index is greater than or equal to the initial index level for an amount per Auto-Callable Trigger PLUS equal to $11.00. If not previously redeemed, at maturity, the Auto-Callable Trigger PLUS offer 125% leveraged upside on the positive performance of the underlying index. However, if the level of the underlying index has decreased below the trigger level as of the valuation date, investors will lose 1% for every 1% that the level has decreased. **Investors may lose up to 100% of the stated principal amount of the Auto-Callable Trigger PLUS.**

Investors can use the Auto-Callable Trigger PLUS to enhance upside returns and obtain limited downside protection against a loss of principal in the event of a decline of the underlying index as of the valuation date, but only if the final index level is greater than or equal to the trigger level. All payments on the Auto-Callable Trigger PLUS are subject to the credit risk of HSBC.

Early redemption	If, on the determination date, the determination closing level of the underlying index is greater than or equal to the initial index level, the Auto-Callable Trigger PLUS will be automatically redeemed for an early redemption payment on the third business day following the determination date. No further payments will be made on the Auto-Callable Trigger PLUS once they have been redeemed.
Leveraged Upside Performance at maturity	If not previously redeemed, the Auto-Callable Trigger PLUS offer investors an opportunity to capture enhanced returns for the positive performance relative to a direct investment in the underlying index.
Trigger Feature	At maturity, even if the level of the underlying index has declined over the term of the Auto-Callable Trigger PLUS, you will receive your stated principal amount, but only if the final index level is greater than or equal to the trigger level.
Upside Scenario	This scenario assumes that the underlying index closes below the initial index level on the determination date. The level of the underlying index increases and, at maturity for each Auto-Callable Trigger PLUS, we will pay the stated principal amount of $10 plus 125% of the index percent change.
Par Scenario	This scenario assumes that the underlying index closes below the initial index level on the determination date. The level of the underlying index does not change or declines but the final index level is greater than or equal to the trigger level and, at maturity for each Auto-Callable Trigger PLUS, we will pay the stated principal amount of $10.
Downside Scenario	This scenario assumes that the underlying index closes below the initial index level on the determination date. The level of the underlying index declines and the final index level is less than the trigger level and, at maturity for each Auto-Callable Trigger PLUS, we will pay significantly less than the stated principal amount by an amount that is proportionate to the decline in the final index level from the initial index level.

How the Auto-Callable Trigger PLUS Work

The following diagrams illustrate the potential outcomes for the securities depending on (1) the determination closing level and (2) the final index level of the underlying index.

Diagram #1: On the Determination Date


Determination Date
Initial Index Level
The determination closing level of the underlying index is greater than or equal to the initial index level
Automatic Early Redemption
You will receive (i) the stated principal amount plus (ii) the contingent payment with respect to the determination date
No further payment will be made on the securities once they have been redeemed.
The determination closing level of the underlying index is less than the initial index level
No automatic early redemption, proceed to the maturity date

Payoff Diagram #2: Payment at Maturity if No Automatic Early Redemption Occurs

The payoff diagram below illustrates the payment at maturity on the Auto-Callable Trigger PLUS based on the following terms:

Stated principal amount:	$10 per Auto-Callable Trigger PLUS
Leverage factor:	125%
Trigger level:	75% of the initial index level

Auto-Callable Trigger PLUS Payoff Diagram at maturity



How it works – if the Auto-Callable Trigger Plus are not previously redeemed

- Upside Scenario: If the final index level is greater than the initial index level, investors would receive the $10 stated principal amount plus 125% of the appreciation of the underlying index over the term of the Auto-Callable Trigger PLUS.
  - For example, if the level of the underlying index appreciates 3%, investors would receive a 3.75% return, or $10.375 per Auto-Callable Trigger PLUS.
- Par Scenario: If the final index level is less than or equal to the initial index level but is greater than or equal to the trigger level, investors would receive the stated principal amount of $10 per Auto-Callable Trigger PLUS.
  - For example, if the level of the underlying index depreciates 10%, investors would receive the $10 stated principal amount.
- Downside Scenario: If the final index level is less than the trigger level, investors would receive an amount that is less than the stated principal amount, based on a 1% loss of principal for each 1% decline in the level of the underlying index.
  - For example, if the level of the underlying index depreciates 40%, investors would lose 40% of their principal and receive only $6 per Auto-Callable Trigger PLUS at maturity, or 60% of the stated principal amount.

Auto-Callable Trigger PLUS Based on the S&P 500® Index due June 5, 2024
Trigger Performance Leveraged Upside Securities^{SM}
Principal at Risk Securities

Investor Suitability

The Auto-Callable Trigger PLUS may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the underlying index and you believe the level of the underlying index will increase over the term of the securities.

- You are willing to make an investment that is exposed to any decrease in the level of the underlying index on a 1-to-1 basis if the final index level is less than the trigger level.

- You are willing to hold the securities that will be automatically called on the determination date if the closing level of the underlying index is at or above the initial index level.

- You are willing to be exposed to the possibility of early redemption.

- You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid on the stocks included in the underlying index.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the securities to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The Auto-Callable Trigger PLUS may not be suitable for you if:

- You believe the level of the underlying index will decrease, or that it will not increase sufficiently to provide you with your desired return.

- You are unwilling to make an investment that is exposed to the potential loss of 1% of the principal amount for each percentage point that the underlying index decreases over the term of the PLUS, if the final index level is less than the trigger level.

- You are unable or unwilling to hold the securities that will be automatically called on the determination date if the closing level of the underlying index is at or above the initial index level.

- You are unwilling to be exposed to the possibility of early redemption.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the stocks included in the underlying index.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the securities to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of both the accompanying Equity Index Underlying Supplement and the prospectus supplement. Investing in the Auto-Callable Trigger PLUS is not equivalent to investing directly in any of the stocks included in the underlying index. You should understand the risks of investing in the Auto-Callable Trigger PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Auto-Callable Trigger PLUS in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Auto-Callable Trigger PLUS described in the following sections:

"— Risks relating to all note issuances" in the prospectus supplement; and

"— General Risks Related to Indices" in the Equity Index Underlying Supplement;

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Auto-Callable Trigger PLUS

▪ **Auto-Callable Trigger PLUS do not pay interest and may result in a loss.** The terms of the Auto-Callable Trigger PLUS differ from those of ordinary debt securities in that the Auto-Callable Trigger PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the final index level is less than the trigger level (which is 75% of the initial index level), you will receive for each Auto-Callable Trigger PLUS that you hold a payment at maturity that is less than the stated principal amount of each Auto-Callable Trigger PLUS by at least 25% and by an amount proportionate to the decline in the level of the underlying index, subject to the credit risk of HSBC. **You may lose up to 100% of the stated principal amount of the Auto-Callable Trigger PLUS.**

▪ **If the Auto-Callable Trigger PLUS are called prior to maturity, the appreciation potential of the Auto-Callable Trigger PLUS is limited by the early redemption payment.** If the underlying index closes at or above the initial index value on the determination date, the securities will be automatically called. In this scenario, the appreciation potential of the Auto-Callable Trigger PLUS is limited to the early redemption payment, and no further payments will be made on the Auto-Callable Trigger PLUS once they have been redeemed. In addition, if the Auto-Callable Trigger PLUS are redeemed prior to maturity, you will not participate in any appreciation of the underlying index, which could be significant. Moreover, the early redemption payment may be less than the payment at maturity you would receive for the same level of appreciation of the underlying index had the securities not been called early and instead remained outstanding until maturity.

▪ **The Auto-Callable Trigger PLUS may be called prior to the maturity date.** If the securities are called early, you will receive no further payments on the Auto-Callable Trigger PLUS. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk following an automatic call**.**

▪ **The amount payable on the Auto-Callable Trigger PLUS is not linked to the level of the underlying index at any time other than on the valuation date.** The final index level will be based on the official closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the underlying index appreciates prior to the valuation date, but then decreases by the valuation date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to that decrease. Although the actual level of the underlying index on the stated maturity date or at other times during the term of the Auto-Callable Trigger PLUS may be higher than the final index level on the valuation date, the payment at maturity will be based solely on the official closing level of the underlying index on the valuation date.

▪ **Investing in the Auto-Callable Trigger PLUS is not equivalent to investing in the securities included in the underlying index.** Investing in the Auto-Callable Trigger PLUS is not equivalent to investing in the component securities of the underlying index. Investors in the Auto-Callable Trigger PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities included in the underlying index.

General Risk Factors

▪ **Credit risk of HSBC USA Inc.** The Auto-Callable Trigger PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Auto-Callable Trigger PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by

operation of law. Any payment to be made on the Auto-Callable Trigger PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Auto-Callable Trigger PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Auto-Callable Trigger PLUS.

- **The estimated initial value of the Auto-Callable Trigger PLUS, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ from the market value of the Auto-Callable Trigger PLUS in the secondary market, if any.** The estimated initial value of the Auto-Callable Trigger PLUS will be calculated by us on the pricing date and is expected to be less than the price to public. The estimated initial value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Auto-Callable Trigger PLUS. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the Auto-Callable Trigger PLUS may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Auto-Callable Trigger PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the Auto-Callable Trigger PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Auto-Callable Trigger PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Auto-Callable Trigger PLUS in the secondary market (if any exists) at any time.

- **The price of your Auto-Callable Trigger PLUS in the secondary market, if any, immediately after the pricing date is expected to be less than the price to public.** The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Auto-Callable Trigger PLUS, the underwriting discount and the costs associated with structuring and hedging our obligations under the Auto-Callable Trigger PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Auto-Callable Trigger PLUS in the secondary market, if any, the price you would receive for your Auto-Callable Trigger PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Auto-Callable Trigger PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the underlying index and changes in market conditions, and cannot be predicted with accuracy. The Auto-Callable Trigger PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Auto-Callable Trigger PLUS to maturity. Any sale of the Auto-Callable Trigger PLUS prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your Auto-Callable Trigger PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Auto-Callable Trigger PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Auto-Callable Trigger PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Auto-Callable Trigger PLUS and other costs in connection with the Auto-Callable Trigger PLUS that we will no longer expect to incur over the term of the Auto-Callable Trigger PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Auto-Callable Trigger PLUS and any agreement we may have with the distributors of the Auto-Callable Trigger PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Auto-Callable Trigger PLUS based on changes in market conditions and other factors that cannot be predicted.

- **The Auto-Callable Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.** The Auto-Callable Trigger PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Auto-Callable Trigger PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the Auto-Callable Trigger PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Auto-Callable Trigger PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Auto-Callable Trigger PLUS, the

price at which you may be able to trade your Auto-Callable Trigger PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the Auto-Callable Trigger PLUS, it is likely that there would be no secondary market for the Auto-Callable Trigger PLUS. Accordingly, you should be willing to hold your Auto-Callable Trigger PLUS to maturity.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the Auto-Callable Trigger PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the Auto-Callable Trigger PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying index and the securities comprising the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. Generally, the longer the time remaining to maturity, the more the market price of the Auto-Callable Trigger PLUS will be affected by the other factors described above. The levels of the underlying index may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the Underlying Index" below. You may receive less, and possibly significantly less, than the stated principal amount per Auto-Callable Trigger PLUS if you try to sell your Trigger PLUS prior to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Auto-Callable Trigger PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial index level and the final index level, and will calculate the amount of cash, if any, that you will receive at maturity and whether the Auto-Callable Trigger PLUS will be automatically redeemed prior to maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may require it to exercise discretion and make subjective judgments, including with respect to the occurrence or non-occurrence of market disruption events, and the selection of successor underlying index or the calculation of the final index levels in the event of a discontinuance of the underlying index, may adversely affect the payout to you at maturity, if any. Although the calculation agent will make all determinations and take all action in relation to the Auto-Callable Trigger PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Auto-Callable Trigger PLUS. The calculation agent is under no obligation to consider your interests as a holder of the Auto-Callable Trigger PLUS in taking any actions, including the determination of the initial index level, that might affect the value of your Auto-Callable Trigger PLUS.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the Auto-Callable Trigger PLUS.** One or more of our affiliates and/or third party dealers expect to carry out hedging activities related to the Auto-Callable Trigger PLUS (and possibly to other instruments linked to the underlying index or its component stocks), including trading in the underlying index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Auto-Callable Trigger PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index level and, therefore, could increase the level at which the underlying index must close so that an investor does not suffer a loss on the investor's initial investment in the Auto-Callable Trigger PLUS. Additionally, such hedging or trading activities during the term of the Auto-Callable Trigger PLUS, including on the valuation date, could adversely affect the level of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The Auto-Callable Trigger PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The Auto-Callable Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Auto-Callable Trigger PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Auto-Callable Trigger PLUS.

- **The U.S. federal income tax consequences of an investment in the Auto-Callable Trigger PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a Auto-Callable Trigger PLUS, please see the discussion under "Additional Information About the Auto-Callable Trigger PLUS—Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the Underlying Index

The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-55 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from May 9, 2012 through May 9, 2022. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



Historical Performance of the S&P 500® Index – Daily Closing Levels
May 9, 2012 to May 9, 2022

Additional Information About the Auto-Callable Trigger PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

General Information	
Listing:	The Auto-Callable Trigger PLUS will not be listed on any securities exchange.
CUSIP:	40390L370
ISIN:	US40390L3704
Minimum ticketing size:	$1,000 / 100 Auto-Callable Trigger PLUS
Denominations:	$10 per Auto-Callable Trigger PLUS and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each Auto-Callable Trigger PLUS, and therefore significant aspects of the tax treatment of each Auto-Callable Trigger PLUS are uncertain as to both the timing and character of any inclusion in income in respect of each Auto-Callable Trigger PLUS. Under one approach, each Auto-Callable Trigger PLUS could be treated as a pre-paid executory contract with respect to the underlying index. We intend to treat each Auto-Callable Trigger PLUS consistent with this approach. Pursuant to the terms of each Auto-Callable Trigger PLUS, you agree to treat each Auto-Callable Trigger PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat each Auto-Callable Trigger PLUS as a pre-paid executory contract with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to each Auto-Callable Trigger PLUS prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Auto-Callable Trigger PLUS for more than one year at such time for U.S. federal income tax purposes. If a Auto-Callable Trigger PLUS is held by the same United States holder until maturity, that holder's holding period will generally include the maturity date. In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Auto-Callable Trigger PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Auto-Callable Trigger PLUS is required to accrue income in respect of the Auto-Callable Trigger PLUS prior to the receipt of payments under the Auto-Callable Trigger PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Auto-Callable Trigger PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the Auto-Callable Trigger PLUS could be subject to U.S. withholding tax in respect of a Auto-Callable Trigger PLUS. It is unclear whether any regulations or other guidance would apply to the Auto-Callable Trigger PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Auto-Callable Trigger PLUS. We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC. A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Auto-Callable Trigger PLUS is not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if

any, under a Auto-Callable Trigger PLUS. However, it is possible that the Auto-Callable Trigger PLUS could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlying index or the Auto-Callable Trigger PLUS, and following such occurrence the Auto-Callable Trigger PLUS could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underlying index or the Auto-Callable Trigger PLUS should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Auto-Callable Trigger PLUS and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Auto-Callable Trigger PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Auto-Callable Trigger PLUS

For a further discussion of U.S. federal income tax consequences related to each Auto-Callable Trigger PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Auto-Callable Trigger PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the Auto-Callable Trigger PLUS, will receive a fee of $0.25 per $10 stated principal amount, and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.20 for each Auto-Callable Trigger PLUS they sell. Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Auto-Callable Trigger PLUS.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Auto-Callable Trigger PLUS, but is under no obligation to make a market in the Auto-Callable Trigger PLUS and may discontinue any market-making activities at any time without notice.
	We expect that delivery of the Auto-Callable Trigger PLUS will be made against payment for the Auto-Callable Trigger PLUS on or about the original issue date set forth on the cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Auto-Callable Trigger PLUS more than two business days prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.
	See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.
Payment upon an event of default:	If the Auto-Callable Trigger PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Auto-Callable Trigger PLUS, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this free writing prospectus. In such a case, the third scheduled trading day for the underlying index immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final index level. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the third business day following such accelerated postponed valuation date.
	For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Where you can find more information:	This free writing prospectus relates to an offering of the Auto-Callable Trigger PLUS linked to the underlying index. The purchaser of an Auto-Callable Trigger PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of Auto-Callable Trigger PLUS relates to the underlying index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or as to the suitability of an investment in the Auto-Callable Trigger PLUS.
	HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more

complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the prospectus dated February 23, 2021 , the prospectus supplement dated February 23, 2021 and Equity Index Underlying Supplement dated February 23, 2021 . If the terms of the Auto-Callable Trigger PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of both the accompanying Equity Index Underlying Supplement and the prospectus supplement**,** as the Auto-Callable Trigger PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Auto-Callable Trigger PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

The prospectus supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

The prospectus at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

This document provides a summary of the terms and conditions of the Auto-Callable Trigger PLUS. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.

"Performance Leveraged Upside Securities SM" and "PLUS SM" are service marks of Morgan Stanley.